UNITED STATES
	              SECURITIES AND EXCHANGE COMMISSION
	                    Washington, D.C. 20549

	                         Schedule 13D
	          Under the Securities Exchange Act of 1934
	                     (Amendment No. 12)*

	                    USLIFE Income Fund, Inc.
                             (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 917324105
                              (CUSIP Number)

                          Stephen C. Miller, Esq.
                        Krassa, Madsen & Miller, LLC
                         1680 38th Street, Suite 800
                          Boulder, Colorado  80301
                               (303) 442-2156
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               July 13, 2001
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.ss 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 917324105
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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		Kansas
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Number of		7.	Sole Voting Power		1,105,200
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,105,200
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,105,200
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	19.58%
----------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		OO
----------------------------------------------------------------------------


----------------------------------------------------------------------------
CUSIP No. 917324105
----------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
----------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	Not applicable
----------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
----------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
----------------------------------------------------------------------------

Number of		7.	Sole Voting Power		            0
Shares Bene-
ficially 		8.	Shares Voting Power	            0
Owned by Each
Reporting		9.	Sole Dispositive Power	            0
Person With
			10.	Shared Dispositive Power 	      0
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	  0
----------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X
----------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	0%
----------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		IN
----------------------------------------------------------------------------



                Amendment No. 12 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Shares"), USLIFE Income Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4, 5, and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

     The total amount of funds required by the Trust to purchase the Shares as reported in Item 5(c) was $382,853.00. Such funds were provided by the Trust's cash on hand, from intertrust advances from affiliated trusts under the Cash Management Agreement and margin borrowings under a cash management account maintained by the Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated.


Item 4.	Purpose of Transaction.

		No change except for the addition of the following:

	The Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	On January 9, 2001, legal counsel for the independent directors of the Company sent a letter to the Reporting Persons responding to a letter from the Reporting Persons which had been previously disclosed in Amendment No. 11 to this Statement on
Schedule 13D. Such letter is attached as Exhibit 14 and incorporated in this statement by reference.

	 On July 11, 2001, legal counsel for the Company contacted the legal counsel for the Reporting Persons to indicate that the Company believed a shareholder vote would be required with respect to the pending change of control of the Company's investment advisor. In response, on July 13, 2001, the Reporting Persons indicated to the Company that the Reporting Persons anticipated that they would oppose any proposal to approve the change of control of the Company's investment advisor in light of what the Reporting Persons believe to be the poor performance of the advisor. In addition, the Reporting Persons indicated that they would favor the Company Retaining Boulder Investment Advisers, a company affiliated with certain of the Reporting Persons, as the investment advisor for the Company, and that Boulder Investment Advisers would be willing to consider the acquisition of the advisory contract for $250,000.


Item 5.	Interest in Securities of the Issuer.

		No change except for the addition of the following:

		(a) The Trust is the direct beneficial owner of 1,105,200 Shares, or approximately 19.58% of the 5,643,768 Shares outstanding as of August 21, 2000, according to information contained in the Company's 2000 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

            (c) The table below sets forth purchases of the Shares by the Trust since January 2, 2001. Such purchases were effected by the Trust on the New York Stock Exchange.


     Date           Amount of Shares      Approximate Price
                                              Per Share
                                     (exclusive of commissions)

   01/02/01                 900                 8.4375
   01/23/01              15,000                 8.7500
   01/31/01               2,500                 9.0000
   01/31/01               2,500                 9.0000
   03/27/01               5,000                 8.6000
   03/27/01               2,000                 8.6000
   05/08/01                 300                 8.3500
   05/11/01               2,500                 8.3800
   05/11/01               1,000                 8.3800
   05/25/01               2,000                 8.3500
   05/25/01               2,000                 8.3300
   06/12/01                 100                 8.5000
   06/15/01               5,000                 8.5500
   06/29/01               3,000                 8.5000
   07/11/01                 500                 8.4300


Item 7.	Material to be filed as Exhibits

	Exhibit 14:	Letter from Sullivan & Worchester LLP
to the Ernest Horejsi Trust No. 1B dated January 9, 2001.



                               Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2001

                                      /s/ Stewart R. Horejsi
                   	              Stewart R. Horejsi

                                     /s/ Stephen C. Miller
                                     Stephen C. Miller, as Vice
                                     President of Badlands Trust
                                     Company, trustee of the Ernest
                                     Horejsi Trust No. 1B


                              Exhibit 14
              [SULLIVAN & WORCESTER LLP LETTERHEAD]


							January 9, 2001


Ernest Horejsi Trust No. 1B
614 Broadway
P.O. Box 801
Yankton, South Dakota 57078

Gentlemen and Ladies:

As counsel to the independent directors of USLIFE Income Fund, Inc., (the "Fund"), we have been asked to respond to your letter dated December 21, 2000 to the Fund's Board of Directors. Our clients, who are unaffiliated with Fund's investment adviser, constitute 80% of the members of the full Board.

The Fund's Board of Directors, in addressing the issued raised and threats to shareholders posed by you and others in your affiliated group, has been advised by Skadden, Arps, Skate, Meagher & Flom, LLP, special counsel to the Fund, and the independent directors have been advised by Sullivan & Worcester LLP. The directors are acutely aware of their fiduciary duties, have acted at all times in the best interests of the Fund and its shareholders, and will continue to do so.

We will not attempt at this time to respond to all allegations in your letter. Instead, we will limit our response as set forth below.

Your assertion that the Board resists the expression of shareholders' views is contrary to the facts. You have waged two proxy contests in little more than a year, and each time the Fund's shareholders have not supported your efforts.

At the Fund's 1999 Annual Meeting, held on December 3, 1999, shareholders, by an overwhelming margin, rejected your proposal to change the Fund's investment policy and rejected your four candidates for the Board. Apart from your own shares, only 3% of the Fund's outstanding shares voted for your proposal and nominees.
 At the Fund's 2000 Annual Meeting, held on October 3, 2000, you solicited proxies in opposition to three proposals that the Fund's Board unanimously believed were in the best interests of the Fund's shareholders. These proposals received strong support from the Fund's shareholders, but fell short of the necessary majority of all outstanding shares. Apart from your own shares, the holders of less than 15% of the Fund's outstanding shares joined you in opposing the proposals, while the holders of approximately 43% of the Fund's outstanding shares voted in favor of the proposals. The extraordinarily low level of shareholder support you received at the last two Annual Meetings is hardly an endorsement of your views on the future of the Fund.

The Fund is a fixed-income fund offering investors an opportunity to participate in this segment of the securities market if that meets with their investment needs. The Fund shareholders evidently do not agree with your apparent views that the Fund should be converted into an equity fund.

The Board most recently reviewed and approved the advisory agreement in July 2000. The Board has no present intention to reconsider the advisory agreement prior to its next annual approval. We also advise you that the Fund's directors have no intention of resigning and turning control of the Fund to you and your designees.

							Very truly yours,


							/s/Sullivan & Worcester LLP